Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July 19, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Board of Directors

Gallaher Group Plc announces the appointment of Stewart Hainsworth to the Board from 1st October 2004, with responsibility for the Group’s Scandinavian and Baltic markets in addition to his current responsibilities for the Company’s CIS and developing markets.

Also from 1st October 2004, Neil England will assume responsibility for the Group’s remaining Continental European division markets in addition to his current responsibilities for the UK and Republic of Ireland. Neil will chair the Austria Tabak Supervisory Board.

Both appointments follow the decision by Nigel Simon to retire from the Board at the end of September. Nigel Northridge, Chief Executive, said: “Nigel has played a pivotal role in Gallaher’s international development over the last 20 years. Most recently, he has overseen the successful integration of Austria Tabak and he will leave our Continental European division in a strong and focused position. I’d like to thank him for his immense contribution to Gallaher’s success, and all of us in the Company wish him the very best for the future.”

Nigel Simon said: “I have had a fantastic and enjoyable career with Gallaher, contributing significantly to the Company’s international expansion. I always wanted to step back before retirement age, and I am seizing this opportunity now that the integration of our Continental European operations is fully complete.”

16th July 2004

For further information, contact:

Claire Jenkins – Director, Investor Relations	Tel:	01932 859 777

Anthony Cardew – CardewChancery	Tel:	020 7 930 0777
	Mobile:	07770 720389

Registered Office: Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU, UK
Tel: +44 (0) 1932 859777 Fax: +44 (0) 1932 832792 e-mail: ir@gallaherltd.com www.gallaher-group.com
Registered in England Number 3299793

Notes to Editors

–	Stewart Hainsworth, ACA, (aged 35) qualified with BDO Stoy Hayward in 1993. Following audit experience in various manufacturing companies, and then as Managing Director of a healthcare company, he moved to Coopers & Lybrand in Russia as Audit Manager in 1995. Mr Hainsworth joined Liggett-Ducat as Finance Director in March 1996, becoming Deputy General Director shortly after. In 1999, he was appointed General Director, which he remained as following Gallaher’s acquisition of Liggett-Ducat in 2000. In 2002, Mr Hainsworth was appointed Managing Director, CIS, and he joined the Group’s Management Committee. In January 2004 he was appointed Managing Director, Developing Markets.

On his appointment to the Board, Mr Hainsworth will enter into a service agreement with the Company limited to a one-year notice period with no exceptions.

–	Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Germany, Kazakhstan, the Republic of Ireland, Russia, Sweden and the UK. Gallaher's comprehensive brand portfolio includes Benson & Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Troika, LD, Memphis, Meine Sorte, Ronson, Blend, Hamlet, Old Holborn, Amber Leaf and Condor.

The Group employs over 10,000 people, with manufacturing plants in the UK, Russia, Kazakhstan, Austria, Sweden, Poland and Ukraine. Gallaher's shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.

For further information on the Group, please visit www.gallaher-group.com

–	Photographs of Messrs England, Hainsworth and Simon are available to download from the Group’s website, in the media centre’s picture library (direct link: http://ir.gallaher-group.com/ir/media/picture_personnel.asp).

Information required on the Appointment of a New Director

Stewart Hainsworth

1)	Details of all directorships held by the Director in any other publicly quoted company and the names of all companies and partnerships of which such person has been a director or partner at any time in the previous five years.

None

2)	Details of any: unspent convictions in relation to indictable offences; bankruptcies or individual voluntary arrangements; receiverships, compulsory liquidations, creditors’ voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangements with its creditors generally or any class of its creditors of any company where such person was a director with an executive function at the time of or within 12 months preceding such events; compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where such person was a partner at the time of or within the 12 months preceding such events; receiverships of any asset of such person or of a partnership of which the person was a partner at the time of or within the 12 months preceding such event; and, public criticisms of such person by statutory or regulatory authorities (including recognised professional bodies) and whether such person has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

None

3)	Details of any actual or beneficial interest in Gallaher Group Plc and/or any of its associated companies.

Mr Hainsworth holds 128,062 ordinary shares in Gallaher Group Plc. In addition, Mr Hainsworth participates in the Group’s long-term incentive plans:

	–	Performance Share Plan 2003-2005 – maximum contingent award 17,831 shares due March 2006

	–	Deferred Bonus Plan 2003-2005 – maximum contingent award 13,638 shares due March 2006

	–	Performance Share Plan 2004-2006 – maximum contingent award 19,695 shares due March 2007

	–	Deferred Bonus Plan 2004-2006 – maximum contingent award 13,094 shares due March 2007

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: July 19, 2004	Title:	Deputy Company Secretary